UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-04694

R. R. Donnelley & Sons Company

(Exact name of registrant as specified in its charter)

35 West Wacker Drive

Chicago, Illinois 60601

(312) 326-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

8.250% Senior Notes due 2027

6.50% Senior Notes due 2023

6.00% Senior Notes due 2024

6.625% Debentures due 2029

8.820% Debentures due 2031

Deferred Compensation Obligations under the R. R. Donnelley & Sons Company

Nonqualified Deferred Compensation Plan

Plan Interests under the Moore Wallace Incorporated Employee Stock Purchase Plan

Plan Interests under the Moore Wallace Incorporated Savings Plan (Amended and Restated as of July 1, 2001)

Plan Interests under the Moore Wallace Incorporated Deferred Profit Sharing Plan Amended and Restated as of July 1, 2001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

Preferred Stock Purchase Rights: 0

8.250% Senior Notes due 2027: Less than 300

6.50% Senior Notes due 2023: Less than 300

6.00% Senior Notes due 2024: Less than 300

6.625% Debentures due 2029: Less than 300

8.820% Debentures due 2031: Less than 300

Deferred Compensation Obligations under the R. R. Donnelley & Sons Company Nonqualified Deferred Compensation Plan: 0

Plan Interests under the Moore Wallace Incorporated Employee Stock Purchase Plan: 0

Plan Interests under the Moore Wallace Incorporated Savings Plan (Amended and Restated as of July 1, 2001): 0

Plan Interests under the Moore Wallace Incorporated Deferred Profit Sharing Plan Amended and Restated as of July 1, 2001: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, R. R. Donnelley & Sons Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

R. R. DONNELLEY & SONS COMPANY

Date:	March 15, 2022	By:	/s/ Terry D. Peterson
Name: Terry D. Peterson
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned duly authorized President of the sponsor of each of the undersigned plans has signed this certification/notice on behalf of each of the undersigned plans.

RR DONNELLEY EMPLOYEE STOCK PURCHASE PLAN - CANADA (formerly named: “MOORE WALLACE INCORPORATED EMPLOYEE STOCK PURCHASE PLAN”)

RR DONNELLEY SAVINGS PLAN - CANADA (formerly named: “MOORE WALLACE INCORPORATED SAVINGS PLAN”)

RR DONNELLEY DEFERRED PROFIT SHARING PLAN - CANADA (formerly named: “MOORE WALLACE INCORPORATED DEFERRED PROFIT SHARING PLAN”)

Date:	March 15, 2022	By:	/s/ Rael Fisher
Name: Rael Fisher
Title: President, Moore Canada Corporation